UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

WESTMORELAND COAL COMPANY
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

        960878106
(CUSIP Number)

John Herbert Roth, Esq. Venor Capital Management LP Times Square Tower 7 Times Square, Suite 4303 New York, New York 10036 (212) 703-2135
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             February 18, 2016
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 8 Pages

CUSIP No. 960878106	Page 2 of 8 Pages

1           Names of Reporting Persons

Venor Capital Master Fund Ltd.

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

Cayman Islands

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 1,010,940
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		1,010,940

11           Aggregate Amount Beneficially Owned by Each Reporting Person

1,010,940

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

5.6%

14           Type of Reporting Person (See Instructions)

CO

CUSIP No. 960878106	Page 3 of 8 Pages

1           Names of Reporting Persons

Venor Capital Management LP

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

AF

6	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 1,136,369
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		1,136,369

11           Aggregate Amount Beneficially Owned by Each Reporting Person

1,136,369

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

6.3%

14           Type of Reporting Person (See Instructions)

IA

CUSIP No. 960878106	Page 4 of 8 Pages

1           Names of Reporting Persons

Venor Capital Management GP LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

AF

7	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 1,136,369
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		1,136,369

11           Aggregate Amount Beneficially Owned by Each Reporting Person

1,136,369

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

6.3%

14           Type of Reporting Person (See Instructions)

OO

CUSIP No. 960878106	Page 5 of 8 Pages

1           Names of Reporting Persons

Jeffrey A. Bersh

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

AF

8	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 1,136,369
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		1,136,369

11           Aggregate Amount Beneficially Owned by Each Reporting Person

1,136,369

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

6.3%

14           Type of Reporting Person (See Instructions)

IN

CUSIP No. 960878106	Page 6 of 8 Pages

1           Names of Reporting Persons

Michael J. Wartell

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

AF

9	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 1,136,369
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		1,136,369

11           Aggregate Amount Beneficially Owned by Each Reporting Person

1,136,369

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

6.3%

14           Type of Reporting Person (See Instructions)

IN

CUSIP No. 960878106	Page 7 of 8 Pages

This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by Venor Capital Master Fund Ltd., Venor Capital Management LP, Venor Capital Management GP LLC, Jeffrey A. Bersh and Michael J. Wartell with the United States Securities and Exchange Commission on October 30, 2015, as amended from time to time (as amended, the “Schedule 13D”) relating to the shares of Common Stock, par value $0.01 per share (the “Shares”) of Westmoreland Coal Company, a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 4. Purpose of Transaction.

On February 18, 2016, Venor Capital Master Fund delivered to the Issuer, pursuant to Section 2.6 of the Amended and Restated Bylaws of the Issuer, a notice of Venor Capital Master Fund’s intention to nominate Eugene I. Davis and Robert C. Flexon for election as directors of the Issuer at the next annual or special meeting of stockholders of the Issuer at which directors are to be elected, for terms expiring at the 2017 annual meeting of the stockholders of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 19, 2016	Venor Capital Master Fund Ltd.

By: Venor Capital Management LP, as investment manager By: Venor Capital Management GP LLC, as general partner

	Name:	/s/ Michael J. Wartell
	By:	Michael J. Wartell
	Title:	Managing Member

Date: February 19, 2016	Venor Capital Management LP

	By:	Venor Capital Management GP LLC, as general partner

	Name:	/s/ Michael J. Wartell
	By:	Michael J. Wartell
	Title:	Managing Member

Date: February 19, 2016	Venor Capital Management GP LLC

	Name:	/s/ Michael J. Wartell
	By:	Michael J. Wartell
	Title:	Managing Member

Date: February 19, 2016	/s/ Jeffrey A. Bersh
Jeffrey A. Bersh

Date: February 19, 2016	/s/ Michael J. Wartell
Michael J. Wartell